FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued today by The Saudi British Bank, a 40 per cent indirectly-held associate of HSBC Holdings plc.

THE SAUDI BRITISH BANK

DISTRIBUTES SAR374 MILLION AS GROSS INTERIM DIVIDEND - 2003

The Board of The Saudi British Bank (SABB) has announced the distribution of a net interim dividend of SAR9 per share after deduction of Zakat. This will result in a total gross interim dividend pay out of SAR374 million.

Dividend cheques will be issued on Wednesday, 6 August 2003 to shareholders registered on the bank's records on Monday, 21 July 2003. This represents an increase of 12.5 per cent over the same period last year.

The dividend amount will be credited to accounts of shareholders who have instructed SABB to do so. Other shareholders who maintain accounts with SABB and wish to have their dividend amount credited to them, should provide the share registry with their account details. Dividend cheques will be sent by mail to all other shareholders with full addresses listed in the shareholders' registry.

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: June 30, 2003